
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                         NATIONAL EDUCATION CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          NICK ACQUISITION CORPORATION
                             HARCOURT GENERAL, INC.
                                    (BIDDER)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    63577110
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ERIC P. GELLER
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               27 BOYLSTON STREET
                       CHESTNUT HILL, MASSACHUSETTS 02167
                           TELEPHONE: (617) 232-6200
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------

                                    Copy to:

                            ROBERT L. FRIEDMAN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                           TELEPHONE: (212) 455-2000

                           CALCULATION OF FILING FEE


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
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            TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
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
                 $798,616,865                                     $159,724
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

 * For purposes of calculating fee only. Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $19.50 per share. This calculation assumes the purchase of 40,954,711 shares of Common Stock of the Subject Company (including 35,541,698 shares outstanding as of March 12, 1997, 3,113,013 shares subject to options to purchase Common Stock of the Company outstanding as of March 12, 1997 and a maximum of 2,300,000 shares that may be issued upon conversion of the Subject Company's 6 1/2% Convertible Subordinated Debentures due 2011).

** 1/50 of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:                         Filing Party:
Form or Registration No.:                       Date Filed:

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

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by Nick Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Harcourt General, Inc., a Delaware corporation (the "Parent" or "Harcourt"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of National Education Corporation, a Delaware corporation (the "Company"), at a purchase price of $19.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 1997 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(l), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, together with the Offer to Purchase, constitute the "Offer").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is National Education Corporation. The information set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference. The address of its principal executive offices is 2601 Main Street, Irvine, California 92614.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, par value $.01 per share, of the Company. The information set forth in the Introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by the Purchaser and the Parent. The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Harcourt") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

     (e)-(f) Neither the Parent nor the Purchaser nor, to the best knowledge of the Parent and the Purchaser, any of the persons listed in Schedule I to the Offer to Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) Since January 1, 1994, there have been no transactions which would be required to be disclosed under this Item 3(a) between any of the Purchaser, the Parent or, to the best knowledge of the Purchaser and the Parent, any of the persons listed in Schedule I to the Offer to Purchase and the Company or any of its executive officers, directors or affiliates.

     (b) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and the Proposed Harcourt Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction, Section 10 and Section 11 of the Offer to Purchase, since January 1, 1994, there have been no contacts, negotiations or transactions which would be required to be disclosed under this Item 3(b) between any of the Purchaser, the Parent or any of their respective subsidiaries or, to the best knowledge of the Purchaser and the Parent, any of those persons listed in Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

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

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and the Proposed Harcourt Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Harcourt") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Harcourt") and Section 11 ("Purpose of the Offer and the Proposed Harcourt Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction, Section 9 and Section 11 of the Offer to Purchase, none of the Purchaser, the Parent, nor, to the best knowledge of the Purchaser or the Parent, any of the persons listed in Schedule I to the Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies).

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Certain Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Harcourt") of the Offer to Purchase is incorporated herein by reference.

     The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and the Proposed Harcourt Merger; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (b)-(d) The information set forth in the Introduction, Section 7 ("Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") is incorporated herein by reference.

     (e) To the best knowledge of the Purchaser and the Parent, no such proceedings are pending or have been instituted.

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

     (f) The information set forth in the entire text of the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated April 21, 1997.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(5) Form of letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(6) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Form of Summary Advertisement dated April 21, 1997.

     (a)(8) Press Release issued by the Parent on April 16, 1997.

     (a)(9) Press Release issued by the Parent on April 21, 1997.

     (b) Credit Agreement dated as of December 16, 1994 among the Parent, the banks listed therein, Morgan Guaranty Trust Company of New York, as documentation agent, The First National Bank of Boston, as administrative agent, The Bank of Nova Scotia and National Westminster Bank Plc., as co-agents.

     (c)     Not Applicable.

     (d)     Not Applicable.

     (e)     Not Applicable.

     (f)     Not Applicable.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      HARCOURT GENERAL, INC.

                                      By:   /s/ ERIC P. GELLER
                                         ---------------------------------------
                                         Name: Eric P. Geller
                                         Title:  Senior Vice President, General
                                                 Counsel
                                             and Secretary

                                      NICK ACQUISITION CORPORATION

                                      By:   /s/ ERIC P. GELLER
                                         ---------------------------------------
                                         Name: Eric P. Geller
                                         Title:  Vice President and Secretary

Date: April 21, 1997

                                 EXHIBIT INDEX

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EXHIBIT                                                                                 PAGE
  NO.                                      DESCRIPTION                                  NO.
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
11(a)(1)   Offer to Purchase dated April 21, 1997.....................................
11(a)(2)   Letter of Transmittal......................................................
11(a)(3)   Notice of Guaranteed Delivery..............................................
11(a)(4)   Form of letter to Brokers, Dealers, Commercial Banks, Trust Companies and
           Nominees...................................................................
11(a)(5)   Form of letter to Clients for Use by Brokers, Dealers, Commercial Banks,
           Trust Companies and Nominees...............................................
11(a)(6)   Guidelines of the Internal Revenue Service for Certification of Taxpayer
           Identification Number on Substitute Form W-9...............................
11(a)(7)   Form of Summary Advertisement dated April 21, 1997.........................
11(a)(8)   Press Release issued by the Parent on April 16, 1997.......................
11(a)(9)   Press Release issued by the Parent on April 21,1997........................
   11(b)   Credit Agreement dated as of December 16, 1994 among the Parent, the banks listed therein, Morgan Guaranty Trust Company of New York, as documentation agent, The First National Bank of Boston, as administrative agent, The Bank of Nova Scotia and National Westminster Bank Plc., as co-agents. ..........
   11(c)   Not Applicable.
   11(d)   Not Applicable.
   11(e)   Not Applicable.
   11(f)   Not Applicable.